Exhibit 99.1

Cardiome Announces the Addition of Two Key Members to its Management Team

NASDAQ: CRME    TSX: COM

VANCOUVER, Aug. 8, 2016 /CNW/ - Cardiome Pharma Corp. (NASDAQ: CRME / TSX: COM) announced that it has expanded its management team with the addition of Mr. Frank Murphy, who will serve as Cardiome's Vice President of Finance, and Dr. David Palling, who will serve as the company's Vice President of Manufacturing and Supply Chain. Their roles are effective immediately.

Mr. Murphy has nearly 20 years of experience in the pharmaceutical industry, most recently as VP of Finance, IT and Supply Chain at Takeda Canada Inc. Previously, he held various senior roles in finance and supply chain at Nycomed, Altana Pharma, and BYK Canada. Mr. Murphy also has nearly 15 years of experience as head of IT at several hospitals in the Niagara region in Ontario, Canada. Mr. Murphy is a Certified Management Accountant (CMA) and holds honours degrees in Finance and Computer Science from Brock University, as well as an MBA from McMaster University.

"We look forward to Frank's contribution to our commercial organization and the breadth of experience he brings to our team," said Jennifer Archibald, Cardiome's CFO.

Dr. Palling has worked in the Pharmaceutical Industry for 30 years and brings experience in the Preclinical and CMC aspects of Drug Development and management of CDMO's. Prior to joining Cardiome, he was a founder and the Chief Manufacturing Officer at Symbiomix LLC, a late stage clinical development company, where he had responsibility for all CMC activities. His other previous roles include: SVP, Therapeutics at Chromocell Corp, where he primarily focused on the discovery and development of novel agents in the pain and respiratory areas; SVP, Technical Operations at Amicus Therapeutics, where he was responsible for bringing its first three products through IND-enabling studies and into Phase 1 clinical trials; and at J&J and Roche where he has held a number of senior-level positions in drug development and CMC. Dr. Palling holds BSc and PhD degrees in Chemistry from the University of London and carried out Post-Doctoral Research in Biochemistry at Brandeis University in Waltham, MA.

Speaking on the hiring of Dr. Palling, Sheila Grant, Cardiome's COO said, "We are pleased that David will be heading up our manufacturing and supply chain as we continue to expand our product offerings worldwide.   His knowledge and experience in manufacturing and pharmaceutical development in senior level roles at both large and small pharma companies will serve us well as we continue to grow from a small company to a larger, commercial player. We also thank Dr. Taryn Boivin for her many years of leading the manufacturing and supply chain efforts of the company and leaving us with such a strong team. We wish her well in her future endeavours."

About Cardiome Pharma Corp.
Cardiome Pharma Corp. is a specialty pharmaceutical company dedicated to the development and commercialization of innovative therapies that will improve the quality of life and health of patients suffering from disease. Cardiome has two marketed, in-hospital, cardiology products, BRINAVESS® (vernakalant IV), approved in Europe and other territories for the rapid conversion of recent onset atrial fibrillation to sinus rhythm in adults, and AGGRASTAT® (tirofiban HCl) a reversible GP IIb/IIIa inhibitor indicated for use in patients with acute coronary syndrome. Cardiome also commercializes ESMOCARD® and ESMOCARD LYO® (esmolol hydrochloride), a short-acting beta-blocker used to control rapid heart rate in a number of cardiovascular indications, on behalf of their partner AOP Orphan Pharma in select European markets. Cardiome has also licensed: XYDALBA™ (dalbavancin hydrochloride), a second generation, semi-synthetic lipoglycopeptide approved in the EU for the treatment of acute bacterial skin and skin structure infections (ABSSSI) in adults for select European and Middle Eastern nations and Canada from Allergan; and TREVYENT®, a development stage drug device combination that is under development for Pulmonary Arterial Hypertension for Europe, the Middle East and for Canadian markets from SteadyMed Therapeutics.

Cardiome is traded on the NASDAQ Capital Market (CRME) and the Toronto Stock Exchange (COM). For more information, please visit our web site at www.cardiome.com.

Forward-Looking Statement Disclaimer
Certain statements in this news release contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 or forward-looking information under applicable Canadian securities legislation that may not be based on historical fact, including without limitation statements containing the words "believe", "may", "plan", "will", "estimate", "continue", "anticipate", "intend", "expect" and similar expressions.  Forward-looking statements may involve, but are not limited to, comments with respect to our objectives and priorities for the remainder of 2016 and beyond, our strategies or future actions, our targets, expectations for our financial condition and the results of, or outlook for, our operations, research and development and product and drug development. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements. Many such known risks, uncertainties and other factors are taken into account as part of our assumptions underlying these forward-looking statements and include, among others, the following: general economic and business conditions in the United States, Canada, Europe, and the other regions in which we operate; market demand; technological changes that could impact our existing products or our ability to develop and commercialize future products; competition; existing governmental legislation and regulations and changes in, or the failure to comply with, governmental legislation and regulations; availability of financial reimbursement coverage from governmental and third-party payers for products and related treatments; adverse results or unexpected delays in pre-clinical and clinical product development processes; adverse findings related to the safety and/or efficacy of our products or products; decisions, and the timing of decisions, made by health regulatory agencies regarding approval of our technology and products; the requirement for substantial funding to expand commercialization activities; and any other factors that may affect our performance. In addition, our business is subject to certain operating risks that may cause any results expressed or implied by the forward-looking statements in this presentation to differ materially from our actual results. These operating risks include: our ability to attract and retain qualified personnel; our ability to successfully complete pre-clinical and clinical development of our products; changes in our business strategy or development plans; intellectual property matters, including the unenforceability or loss of patent protection resulting from third-party challenges to our patents; market acceptance of our technology and products; our ability to successfully manufacture, market and sell our products; the availability of capital to finance our activities; and any other factors described in detail in our filings with the Securities and Exchange Commission available at www.sec.gov and the Canadian securities regulatory authorities at www.sedar.com. Given these risks, uncertainties and factors, you are cautioned not to place undue reliance on such forward-looking statements and information, which are qualified in their entirety by this cautionary statement. All forward-looking statements and information made herein are based on our current expectations and we undertake no obligation to revise or update such forward-looking statements and information to reflect subsequent events or circumstances, except as required by law.

SOURCE Cardiome Pharma Corp.

%CIK: 0001036141

For further information: David Dean, VP Business Development and Investor Relations, (604) 677-6905 ext 311 or Toll Free: 1-800-330-9928, Email: ddean@cardiome.com

CO: Cardiome Pharma Corp.

CNW 08:00e 08-AUG-16